CONSENT OF PHILIP MORRISS

I consent to the use of my name in connection with the following reports which are being filed as exhibit to and incorporated by reference into the registration statement on Form 40-F of Nevsun Resources Ltd. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The Technical Report on the Tabakoto property, dated May 17, 2004;

2.

The Technical Report on the Segala property, dated May 17, 2004;

with accompanying qualifying certificates and referenced in the Company’s annual information form June 15, 2004.

June 18, 2004, at Vancouver, Canada

“signed”
________________
Philip Morriss